UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 1-12378

NVR, Inc. Profit Sharing Plan
(Full name of the Plan)

NVR, Inc.
11700 Plaza America Drive, Suite 500
Reston, Virginia 20190
(703) 956-4000
(Name of issuer of securities held pursuant to the Plan and the address and phone number of its principal executive offices)

NVR, INC. PROFIT SHARING PLAN

Form 11-K

Page
Report of Independent Registered Public Accounting Firms	1

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2019 and 2018	3
Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2019	4
Notes to Financial Statements	5

Supplemental Schedule:
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) December 31, 2019	13

Exhibit Index	14

Signature	15

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
NVR, Inc. Profit Sharing Plan

Opinion on the financial statements
We have audited the accompanying statement of net assets available for plan benefits of NVR, Inc. Profit Sharing Plan (the “Plan”) as of December 31, 2019, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2019, and the changes in net assets available for plan benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.
Supplemental information
The schedule of assets (held at end of year) as of December 31, 2019 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Grant Thornton LLP

We have served as the Plan’s auditor since 2020.

Philadelphia, Pennsylvania
June 29, 2020

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
NVR, Inc. Profit Sharing Plan:

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for plan benefits of the NVR, Inc. Profit Sharing Plan (the Plan) as of December 31, 2018 and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP
We served as the Plan’s auditor from 1992 to 2019.

McLean, Virginia
June 28, 2019

NVR, INC. PROFIT SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2019 and 2018
(in thousands)

	December 31,
	2019	2018
ASSETS
Plan interest in master trust, at fair value	$577,700	$443,103

Receivables:
Loans to participants	9,630	8,816
Employee contributions	—	42
Employer contributions	—	3
Interest, dividends and other	122	—
Total receivables	9,752	8,861

Total assets	587,452	451,964

LIABILITIES
Due to participants	300	100

Net assets available for plan benefits	$587,152	$451,864

See accompanying notes to financial statements.

NVR, INC. PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2019
(in thousands)

Additions to net assets attributable to:
Plan share of net investment income of master trust	$145,938
Interest income on loans to participants	513
Contributions:
Employee	31,874
Employer	4,218
Rollovers	3,283

Total additions	185,826

Deductions from net assets attributable to:
Benefits paid to participants	(50,444)
Administrative expenses	(94)

Total deductions	(50,538)

Increase in net assets available for plan benefits	135,288
Net assets available for plan benefits at beginning of year	451,864
Net assets available for plan benefits at end of year	$587,152

See accompanying notes to financial statements.

NVR, INC. PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2019 and 2018
(dollars in thousands)

1.  Description of Plan and Benefits
The following description of the NVR, Inc. Profit Sharing Plan (the “Plan” or “PSP”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution, profit-sharing retirement plan, and covers substantially all employees of NVR, Inc. and its affiliated companies ("NVR", “the Company” or "Employer"). The investments of the Plan are maintained in a master trust with the investments of the NVR, Inc. Employee Stock Ownership Plan (“ESOP”). Fidelity Management Trust Company ("Fidelity") is the trustee and provides recordkeeping services for the Plan. Additionally, Fidelity Investments Institutional Operating Company, Inc., provides certain other recordkeeping services for the Plan. Fidelity maintains a separate account reflecting the equitable share of each plan's investments within the master trust and reports the Plan’s share of investments to the Plan. The Plan is administered by a Profit Sharing Committee (the "Plan Administrator"), which is designated by the Board of Directors of NVR, Inc. (the “Board”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Plan Year begins each January 1st and ends each December 31st.
Employee Eligibility
All full-time and part-time employees are eligible to participate in the Plan immediately upon employment. The Plan excludes any employee covered by a collective bargaining agreement negotiated in good faith with the Company and leased employees.
Contributions
The Plan provides for eligible Plan participants to make voluntary salary deferral contributions (“VSDC”) from 1% to 50% of their current salary on a combined pre-tax, Roth and post-tax basis into the Plan for investment. All investment funds provided in the Plan are available for employee VSDC. A participant's pre-tax and/or Roth deferral was limited to a maximum contribution of $19.0 and $18.5 during 2019 and 2018, respectively. Participants who reached age 50 or older before the close of the calendar year and have deferred the maximum amount allowed under the Plan have the option to make additional pre-tax and/or Roth salary deferrals. The maximum “catch-up” contribution was $6.0 during both 2019 and 2018. Participants may change their salary deferral percentages periodically, but participants generally cannot withdraw fund balances before termination, retirement, death or total permanent disability unless certain hardship conditions exist.
In accordance with the Plan, the Company may declare a program of matching contributions. In both 2019 and 2018, the Company matched up to the first one thousand dollars of individual participants’ pre-tax and/or Roth salary deferrals. The Company does not make matching contributions on post-tax salary deferrals. NVR contributed $4,204 and $4,003 in matching contributions during 2019 and 2018, respectively. Matching contributions are invested in participant accounts in the Plan as directed by participants.
Vesting and Forfeitures
Employees vest in Company matching contributions at the rate of 20% per year beginning with the completion of the second year of service. Employees also become 100% vested upon reaching age 60 or upon an employee’s termination on account of death or total disability. Participants are fully vested at all times in their VSDC account balances. Forfeitures of unvested amounts relating to terminated employees are allocated annually, in the subsequent fiscal year, to all eligible participants in the Plan as of December 31, based upon the proportion that the participant’s compensation for that Plan Year bears to the total compensation received for such year by all participants sharing in the allocation, subject to the annual addition limitation and nondiscrimination requirement

NVR, INC. PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2019 and 2018
(dollars in thousands)

imposed under the Internal Revenue Code. Forfeitures of $725 and $682 in 2019 and 2018, respectively, were allocated to participant accounts in 2020 and 2019, respectively.
Investment Options
The Plan Administrator selects the number and type of investment options available. Fidelity is responsible for maintaining an account balance for each participant. Each participant instructs Fidelity how to allocate their account balances. Fidelity values account balances daily. Each investment fund's income and expenses are allocated to participant accounts daily in relation to their respective account balances. Each account balance is based on the value of the underlying investments in each account. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.
Payments of Benefits
Depending on various provisions and restrictions of the Plan, the method of benefit payment can be in the form of a lump-sum distribution or based on a deferred payment schedule. Amounts remaining in the Plan as a result of deferred payments are subject to daily fluctuations in value based on the underlying investments in each account.
Participant Loans
Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan generally cannot exceed the lesser of $50 or one-half of a participant's total vested account balance as of the loan origination date. Generally, a loan bears interest at a fixed rate which is determined by the Plan Administrator. Such rate for all outstanding loans was prime plus 1% set at the date of loan origination. All loans are subject to specific repayment terms and are secured by the participant's non-forfeitable interest in his/her account equivalent to the principal amount of the loan. Participants must pay any outstanding loans in full upon termination of service with the Company. Loans not repaid within the time-frame specified by the Plan subsequent to termination are considered to be in default and treated as a distribution to the terminated participant. Participant loans are recorded at unpaid principal plus accrued interest. Interest income from loans to participants is included in “Interest and dividends” on the accompanying Statement of Changes in Net Assets Available for Plan Benefits.
Administrative Expenses
Loan origination fees and trustee fees are paid by the Plan. All other administrative expenses are paid directly by the Company.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
Investment Income
Interest income from investments is recorded on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Investment transactions are accounted for on a trade-date basis. Realized gains and losses on sales of investments are based on the change in market values from the investment transactions’ acquisition dates.
Investment Valuation and Transactions
All investments are carried at fair value.

NVR, INC. PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2019 and 2018
(dollars in thousands)

Net unrealized appreciation and depreciation is measured and recognized in the Statement of Changes in Net Assets Available for Plan Benefits as the difference between the fair value of investments re-measured at the financial statement date and the fair value at the beginning of the Plan Year or the original measurement at the investment purchase date if purchased during the Plan Year. Purchase and sale transactions are recorded on a trade-date basis.
Fair Value Measurements
Accounting Standard Codification (“ASC”) Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Plan’s assumptions (unobservable inputs). The hierarchy consists of three levels:
Level 1 – Quoted market prices in active markets for identical assets or liabilities.
Investments in registered investment companies, shares of the Company’s common stock, other common and preferred stock and cash are valued using quoted prices in active markets.
Level 2 – Inputs other than Level 1 inputs that are either directly or indirectly observable.
The Fidelity Managed Income Portfolio CL2 (“MIP”) is valued using net asset value. The MIP is a stable value fund which is intended to maintain a stable asset value of $1.00 per unit. The net asset value is quoted in a private market, and is based on the fair value of the underlying assets owned by the fund, which are predominantly traded in an active market. These investments are redeemable at contract value under the MIP's terms of operations. Participant directed withdrawals or exchanges may be made on a daily basis. Plan directed withdrawals require notice to Fidelity and could result in the redemption rights being restricted for up to twelve months. As of December 31, 2019, the Plan had not provided Fidelity with advance notice to terminate the Plan's investment in the MIP. Due to the nature of the investments held by the MIP, changes in market conditions and the economic environment may significantly impact the MIP's net asset value, and the Plan’s interest in the fund.
Level 3 – Unobservable inputs developed using estimates and assumptions developed by the Plan, which reflect those a market participant would use.
The Plan has no investments valued using Level 3 inputs.
The Fidelity Growth Company Commingled Pool (“Growth Co Pool”) is valued using net asset value. The net asset value for the Growth Co Pool is quoted in a private market, and is based on the fair value of the underlying assets owned within the fund, which are predominately traded in an active market. These investments are redeemable at contract value under the Growth Co Pool's terms of operations. Participant directed withdrawals or exchanges may be made on a daily basis. Plan directed withdrawals require notice to Fidelity and could result in the redemption rights being restricted for up to twelve months. As of December 31, 2019, the Plan had not provided Fidelity with advance notice to terminate the Plan's investment in the Growth Co Pool. Due to the nature of the investments held by the fund, changes in market conditions and the economic environment may significantly impact the Growth Co Pool's net asset value, and the Plan’s interest in the fund.
The following table presents the financial instruments in the master trust (see footnote 3 for discussion of the master trust) measured at fair value on a recurring basis, based on the fair value hierarchy as of December 31, 2019:

NVR, INC. PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2019 and 2018
(dollars in thousands)

	Basis of Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Fair Value Measurements:
Investments in registered investment companies:
Domestic equities - small cap	$22,322	$—	$—	$22,322
Domestic equities - mid cap	40,429	—	—	40,429
Domestic equities - large cap	122,024	—	—	122,024
International equities	29,787	—	—	29,787
Life cycle/target date funds	172,139	—	—	172,139
Bond funds	28,520	—	—	28,520
Subtotal	415,221	—	—	415,221
NVR, Inc common stock	902,895	—	—	902,895
Investments in common/collective trusts	—	31,264	—	31,264
Self-directed brokerage accounts	10,231	—	—	10,231
Cash	54	—	—	54
Total investments measured at fair value	$1,328,401	$31,264	$—	$1,359,665
Investments in commingled pool fund (1)	—	—	—	73,905
Total investments in the Master Trust	$1,328,401	$31,264	$—	$1,433,570
(1)In accordance with ASU 2015-07, certain investments that are measured at fair value using the net asset value (“NAV”) per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the total of investments in the Master Trust at fair value as presented in Note 3.
The following table presents the financial instruments in the master trust measured at fair value on a recurring basis, based on the fair value hierarchy as of December 31, 2018.

	Basis of Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Fair Value Measurements:
Investments in registered investment companies:
Domestic equities - small cap	$16,447	$—	$—	$16,447
Domestic equities - mid cap	32,251	—	—	32,251
Domestic equities - large cap	152,322	—	—	152,322
International equities	21,391	—	—	21,391
Life cycle/target date funds	127,929	—	—	127,929
Bond funds	15,078	—	—	15,078
Subtotal	365,418	—	—	365,418
NVR, Inc common stock	649,482	—	—	649,482
Investments in common/collective trusts	—	36,318	—	36,318
Self-directed brokerage accounts	7,400	—	—	7,400
Cash	36	—	—	36
Total investments in the Master Trust	$1,022,336	$36,318	$—	$1,058,654

NVR, INC. PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2019 and 2018
(dollars in thousands)

Payments of Benefits
Benefits are recorded as deductions when paid. At December 31, 2019 and 2018, refunds of $300 and $100, respectively, were due to participants for excess contributions made during the Plan Year and are reflected as a reduction of employee contributions in the Statement of Changes in Net Assets Available for Plan Benefits and in the “Due to participants” line item on the Statement of Net Assets Available for Plan Benefits.
Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of Plan activity during the reporting period. Accordingly, actual results may differ from those estimates.
New Accounting Pronouncements Implemented
The Plan adopted Accounting Standards Update (“ASU”) 2017-06, Employee Benefit Plan Master Trust Reporting, for the year ended December 31, 2019. The amendments in ASU 2017-06 require the Plan to report its interest in a master trust and the change in the value of that interest as separate line items on the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits, respectively. The Plan also disclosed the master trust’s investments, as well as the dollar amount of its interest in those balances. Investments measured at fair value have to be presented by general type of investment. As a result of the adoption of ASU No. 2017-06 additional disclosures related to the Plan’s interest in the master trust have been made. This standard was adopted retrospectively and had no impact on the Plan’s net assets or changes in net assets.
Recent Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board issued ASU 2018-13 - Fair Value Measurement (Topic 820) Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The ASU modifies the disclosure requirements of fair value measurements in ASC Topic 820. The ASU is effective for the Plan on January 1, 2020. The Company does not expect the adoption of this ASU to have a material impact on the Plan financial statements and related disclosures.

3. Investments
The investments of the Plan are maintained in a master trust with the investments of the NVR, Inc. Employee Stock Ownership Plan (“ESOP”). The Plan’s share of changes in the master trust and the value of the master trust have been reported to the Plan by the trustee as having been determined through the use of fair values for all investments. The divided interest of each Plan in the master trust is increased or decreased (as the case may be):
(i)for the entire amount of every contribution received on behalf of the Plan, every benefit payment, or other expense attributable solely to such Plan, and every other transaction relating only to such Plan; and
(ii)for accrued income, gain or loss, and administrative expense attributable solely to such Plan.
The following table presents the investments held by the master trust and the Plan's interest in each of those investments at fair value as of December 31, 2019 and 2018:

NVR, INC. PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2019 and 2018
(dollars in thousands)

	Master Trust		Plan's Interest
	2019	2018	2019	2018

NVR, Inc. common stock	$902,895	$649,482	$147,433	$109,853
Investments in registered investment companies	415,221	365,418	340,963	309,598
Investments in common/collective trusts	105,169	36,318	82,048	18,323
Self-directed brokerage accounts	10,231	7,400	7,216	5,304
Cash	54	36	40	25
Total	$1,433,570	$1,058,654	$577,700	$443,103

Net investment income for the master trust and the Plan's portion for the year ended December 31, 2019 was as follows:

Net investment income:	Master Trust	Plan's Portion
Net appreciation in fair value of investments	$434,682	$128,158
Interest income	513	513
Dividend income	21,331	17,780
Net investment income in master trust	$456,526	$146,451

The investment income allocation variance between the PSP and ESOP is driven primarily by the investment mix within the respective plans. The ESOP requires holdings to be predominately invested in NVR, Inc. common stock; whereas the PSP has no similar requirements and thus holdings within the PSP are diversified among multiple investments.
4. Tax Status
The Plan received its latest determination letter on September 7, 2017 which stated that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and its related Trust is exempt from tax under section 501(a) of the Code. The Plan has been amended since receiving the determination letter; however, in the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
5. Plan Termination
Although it has not expressed any intent to do so, the Plan Administrator has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, partial Plan termination or if the Sponsor suspends contributions indefinitely, affected participants will become fully vested in their accounts.

NVR, INC. PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2019 and 2018
(dollars in thousands)

6. Parties-In-Interest
At December 31, 2019 and 2018, Plan investments of $403,146 and $313,293, respectively, are with parties-in-interest as they are investment funds of the trustee and recordkeeper, Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc.
At December 31, 2019 and 2018, investments held by the Plan included 38,712 shares and 45,077 shares of NVR, Inc. common stock, with a fair value of approximately $147,433 and $109,853, respectively. These qualify as exempt parties-in-interest transactions.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits.
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation from the financial statements to the Form 5500 of net assets available for plan benefits:

	As of December 31,
	2019	2018

Net assets available as reported in the financial statements	$587,152	$451,864
Deemed distributions (a)	(102)	(92)
Net assets available as reported in the Form 5500	$587,050	$451,772

The following is a reconciliation from the financial statements to the Form 5500 of the increase in net assets available for plan benefits:

Year ended
December 31, 2019

Increase in net assets as reported in the financial statements	$135,288
Deemed distributions reported in 2019 Form 5500 (a)	(102)
Deemed distributions reported in 2018 Form 5500 (a)	92
Increase in net assets as reported in the Form 5500	$135,278

(a) Deemed distributions represent defaulted loan balances for which there were no post-default  payment activity. These distributions are not included in the loan balance, and in turn, are not included in the net assets available for plan benefits, for reporting purposes in the Form 5500 but are reflected in the total loan balance for financial statement reporting purposes.

NVR, INC. PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2019 and 2018
(dollars in thousands)

9. Subsequent Events
On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency stemming from a new strain of coronavirus (“COVID-19”) and on March 11, 2020, the WHO classified the COVID-19 outbreak as a pandemic. The COVID-19 pandemic has triggered volatility in financial markets and has had a significant impact on the global economy and investment values. The Plan’s individual investments fluctuate in response to changing market conditions, therefore the impact of the COVID-19 pandemic on investment values in subsequent periods, if any, cannot be determined. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was passed by Congress. The CARES Act provides immediate and temporary relief for retirement plan sponsors and their participants with respect to employer contributions, distributions and participant loans. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan document. Plan management has adopted the CARES Act distribution provision which allows a withdrawal of up to $100,000 (or full account balance if less than $100,000) from the account without the 10% penalty on withdrawals prior to reaching age 59 ½. Additionally, Plan management adopted the provision allowing 401(k) loan payment deferments until December 31, 2020.

The Plan Administrator has evaluated subsequent events through June 29, 2020, the date the financial statements were available to be issued, and made any necessary adjustments and disclosures, as applicable.

NVR, INC. PROFIT SHARING PLAN
EIN: 54-1394360
Plan Number: 333
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2019
(dollars in thousands)

Column A	Column B	Column C	Column E
	Identity of issue, borrower, lessor, or similar party	Description of investment	Current Value
*	Participant loans - other	Participant loans with various rates of interest from 4.25% to 9.25% and maturity dates through November 2034	$9,630

*	Party-in-interest

EXHIBIT INDEX

Exhibit Number	Exhibit Description

23.1	Consent of Grant Thornton, LLP

23.2	Consent of KPMG, LLP

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

NVR, Inc.

Date: June 29, 2020	By:	/s/ Kevin N. Reichard
Kevin N. Reichard
Profit Sharing Committee Chairman